July 2, 2013

By EDGAR Electronic Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC  20549-7010
Attn:  Mr. David R. Humphrey, Accounting Branch Chief

Re:           LRI Holdings, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended July 29, 2012
Filed October 23, 2012
File No. 333-173579

Dear Mr. Humphrey:

We are responding to your letter dated June 19, 2013 in which you provided comments on the Company and filing listed above.   For the convenience of the Staff, we have transcribed the comments being addressed in bold type, followed by our response.

Item 6 – Selected Financial Data, page 21

1.
In the reconciliation to Adjusted EBITDAR, we note that this non-GAAP financial measure excludes cash rent expense. In the narrative discussion on note 3, we note that you believe the presentation of the non-GAAP financial measures provides useful information on the strength of operations and the performance of your core business. Please expand your disclosure to provide a complete and clear reason management believes excluding this recurring cash expense that is significant to your business and operating results is useful to analysts and investors or whether this non-GAAP financial measure is still considered appropriate. Please revise accordingly.

Management’s Response to Comment #1
We believe the inclusion of Adjusted EBITDAR is important to our analysts and investors because this metric allows us to measure the performance of our restaurants without regard to their financing structure.  In order to provide more transparency to the reader, we propose the following revised disclosure for our future filings:

Adjusted EBITDAR further excludes cash rent expense from Adjusted EBITDA. Cash rent expense represents actual cash payments required under our leases.  We believe Adjusted EBITDAR is important to our analysts and investors because it allows us to measure the performance of our restaurants without regard to their financing structure.  Our management uses Adjusted EBITDAR to better understand the cash generated by the operations of our restaurants excluding the impact of financing obligations such as lease and interest payments.

2.
In the first paragraph of note 3, you provide some limitations in your non-GAAP financial measures. Specifically, you disclose “although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacement;” Please consider supplementing this disclosure with the total amount of capital expenditures that the company has made on depreciable and amortizable assets included within your Property & Equipment account in each of the last three fiscal years. This additional disclosure will highlight the historical amount of cash that was required to be expended on new and replaced assets that we believe would be useful to an investor.

Management’s Response to Comment #2
We agree that the information regarding the total amount of capital expenditures that we have made on depreciable and amortizable assets included within our Property & Equipment account in each of the last three fiscal years is useful to our analysts and investors.  This information is currently disclosed within Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, Capital Expenditures, page 34.  In future filings, we propose adding a reference within this note to point the reader to this disclosure as follows:

(3)
EBITDA represents net income (loss) before interest expense, net, income tax (benefit) expense and depreciation and amortization. Adjusted EBITDA is further adjusted to reflect the additions and eliminations described in the table below. EBITDA and Adjusted EBITDA are supplemental measures of operating performance that do not represent and should not be considered as alternatives to net income or cash flow from operations as determined under GAAP, and our calculations thereof may not be comparable to those reported by other companies. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of the limitations are:

•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for, capital expenditures or contractual commitments;
•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;
•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our indebtedness;
•	EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes;
•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements (see “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Expenditures” of this Report for further detail); and

•	other companies in the restaurant industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Presentation of Results, page 28
3.
Please revise your comparative discussion of results of operations in future filings to eliminate the aggregation of predecessor and successor information to form a “combined” year on which your comparative discussion is based. The “combined” information represents a non-GAAP measure to which there is no comparable GAAP measure to reconcile as the column combines two different bases of accounting. For all items discussed, including financial information as well as operating metrics, please provide the information for each period for which a statement of operations has been presented. Your primary discussion on this historical information should highlight the financial impact of major events within each period and refrain from comparing a predecessor period to a successor period. If you continue to believe that the “combined” presentation is appropriate, pro forma information may be presented in a format consistent with Article 11 of Regulation S-X as a supplemental, or secondary discussion. This information should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K. Pro forma financial information should only be prepared for the most recent fiscal year and interim period prior to the occurrence of the transaction.

Management’s Response to Comment #3
In response to this comment, we will revise our comparative discussion of results of operations in future filings to eliminate the aggregation of predecessor and successor information to form a “combined” year on which our comparative discussion is based.  Our primary discussion on historical information will highlight the financial impact of major events within each period and refrain from comparing a predecessor period to a successor period.

Results of Operations, page 28

Store Impairment and Closing Charges, page 31

4.	Please clarify what is meant by “additions to restaurants that had been fully impaired in previous years.”

Management’s Response to Comment #4
The phrase “additions to restaurants that had been fully impaired in previous years” is describing our additional asset expenditures during the current period to restaurants that were fully impaired, under the asset impairment tests performed according to ASC 360-10-35, in a prior year.  This statement allows our analysts and investors to better understand that the entire $4.4 million in impairment charges recorded in fiscal year 2012 is comprised of both impairment charges for three restaurants impaired in fiscal year 2012 as well as any additional asset expenditures with respect to restaurants that were impaired prior to the beginning of fiscal year 2012.   To the extent applicable, we will revise our disclosure in future periods to read as follows:

“additional asset expenditures with respect to restaurants that had been fully impaired in previous years.”

Note 2. Summary of Significant Accounting Policies, page 56

Inventories, page 57
5.
Please revise your policy disclosure in future filings to include how you determine your allowance for excess and/or obsolete inventory. If you do not have an allowance for excess and/or obsolete inventory, please explain why. In this regard, we note your explanation of why no allowance for doubtful accounts is recorded on page 56.

Management’s Response to Comment #5
Due to the nature of our industry and products sold, each restaurant maintains the minimum inventory level necessary to meet forecasted sales demands until the next inventory shipment, generally twice per week.  Due to the limited inventory and its perishable nature, we do not provide for an allowance for excess and/or obsolete inventory.  In response to this comment, we will revise as follows: “Inventories consist of food, beverages and restaurant supplies and are valued at the lower of cost (first-in, first-out method) or market.  Due to the nature of these inventories excess inventory is not maintained, and as such, no allowance for excess and/or obsolete inventory is provided.”

Management’s Closing Comments
We acknowledge that:
a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, please contact me at (615) 346-6260.

Respectfully,
LRI Holdings, Inc.

/s/ Amy L. Bertauski
Amy L. Bertauski
Chief Financial Officer, Treasurer and Secretary

cc:           Ms. Amy Geddes, Securities and Exchange Commission
Mr. Joe Foti, Securities and Exchange Commission
Mr. Michael D. Andres, President and Chief Executive Officer, LRI Holdings, Inc.
Mr. Stanley de J. Osborne, Audit Committee Chairman, LRI Holdings, Inc.
Mr. Keith M. Townsend, King & Spalding LLP
Mr. Tom Corona, Deloitte and Touche, LLP